Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: DIRECTV

Commission File No.: 001-34554

insider

Volume 6, Issue 31 June 6, 2014

The newsletter exclusively for Home Services employees

Message from Mike White: AT&T Announces Deal with DIRECTV

DIRECTV has entered into a definitive agreement for the company to combine with AT&T. This transformational deal creates a world of possibilities for our customers, our company and our employees.

Each and every day, we deliver the world's best video entertainment experience, anytime, anywhere on practically any device. Joining forces with AT&T will combine our premier video service with the best-in-class nationwide mobile network and high-speed broadband in what will be 70 million homes. This powerful combination will enable us to bring exciting new products and services to consumers – which will in turn provide many growth opportunities for our company and our employees.

For consumers, this transaction will deliver a new competitive alternative to the cable bundle – with a far better customer experience. It also extends our premier video service to nearly 100 million AT&T wireless subscribers and enables us to bring new innovation to market including a wide array of video, mobile and broadband services. It will also expand high-speed broadband to 15 million homes in the U.S., primarily in rural areas.

For our company, it enhances our long-term competitiveness by giving us the ability to sell an integrated bundle of video, mobile and broadband. It also provides greater scale to address the rising cost of content and positions us well to meet the evolving video and broadband needs in the 21st century marketplace.

For you, it's the opportunity to be part of a stronger, more competitive company. Together with AT&T, we'll be able to execute our strategy on a larger scale and strengthened platform, while taking advantage of the unique capabilities and diverse talent of each company.

AT&T has made this strategic decision because they recognize we are *the* premier video provider with the best customer experience and a world-class team. In fact, our talented employees were one of the biggest reasons to combine with our company. AT&T has committed

See "AT&T" on Page 2

What Happens Now?

MAY 18, 2014
AT&T ANNOUNCES PLAN TO COMBINE WITH DIRECTV
Though the two companies have reached a deal, they will operate as **TWO SEPARATE COMPANIES** with business as usual until the deal is approved.

AFTER THE ANNOUNCEMENT
SHAREHOLDER APPROVAL
The merger between DIRECTV and AT&T is subject to shareholder approval.
A transition team begins to form and work through operational decisions.

AFTER REGULATORY APPROVAL
DEAL CLOSES
Once everything is approved and the transaction closes, operational decisions will begin to be communicated and executed. We have an agreement with AT&T on continuing substantially comparable pay and benefits (in the aggregate) through December 31, 2016 (assuming the transaction closes in 2015).

2014 — 2015 — 2016

APPROXIMATELY 12 MONTHS AFTER DEAL IS ANNOUNCED
REGULATORY APPROVAL EXPECTED
Because of the potential impact of the merger, it must be approved by the Federal Communications Commission, U.S. Department of Justice, state utility commissions and authorities in certain Latin American countries.

Inside This Issue:

- Little Rock Lends a Hand: Employees Volunteer, Aid Tornado Cleanup
- SoCal Site Recognized for 2013 Performance
- Cost-Saving Mobility Plan Wins Best Smart Data Project at 2014 CITE Expo in San Francisco
- Baltimore Employees Support STEM Competition
- 84 Employees Race for Hope in Las Vegas 5K!
- Denton Site Supports Derby Telecast, Auction

See "AT&T" on Page 1

to keep our headquarters in El Segundo and looks forward to working with our thousands of talented employees nationwide and throughout Latin America. AT&T has a track record of successfully integrating the companies they've acquired, and many of their top leaders have come through previous acquisitions.

What Happens Next

We expect the transaction to close within approximately 12 months following the review by the U.S. Federal Communications Commission, U.S. Department of Justice, state utility commissions and authorities in certain Latin American countries. The transaction is also subject to shareholder approval.

Until that time, nothing changes for you and we remain separate companies. We must continue to focus on our business and everything that's made us successful. Everything we do should align with our company goals, including our commitment to product innovation, the customer experience, financial & operating results and our talent & teamwork agenda. Delivering our best over the next year will ensure that we're in a strong position as we evolve into the combined company.

What to Say to Our Customers:

- Reassure your customers that we are committed to continuing to provide them with world-class customer service and the best video and entertainment experience they have come to know and love.
- No action needs to be taken by our customers. DIRECTV and AT&T remain separate companies until the transaction closes in approximately 12 months.
- Refer customers to the joint press release available on the Investor Relations section of the DIRECTV website (http://investor.directv.com/).
- Advise customers to contact Customer Care.

We are committed to being as open and transparent with you as possible throughout this process. We will continue to answer FAQs and provide more information on a regular basis.

Thank you for all of your hard work over the years, which has made this deal possible. We should be very proud of what we've accomplished together. This is an exciting next chapter for DIRECTV and I look forward to working with you to make it happen.

Have a question about how this will impact you?

It's natural to have questions about this announcement and what it means for you, your team, and DIRECTV as a whole. It's still very early in the process, and many details have yet to be decided. Submit your questions or comments about the AT&T deal at **http://tinyurl.com/qheqfgx.**

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV's and AT&T's filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV's website at http://www.directv.com. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

June 6, 2014 *insider* Page 2